TOUCAN CORP.

Sabanilla de Montes de Oca, Urbanizacion Carmiol, Casa 254, San Jose, Costa Rica

June 6, 2014

Mrs. Kathleen Krebs

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Washington, DC 20549

Reference: Toucan Corp.

Registration Statement on Form S-1

Filed on: April 15, 2014

File No. 333-195267

Dear Mrs. Krebs,

We received your letter dated May 9, 2014, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on April 15, 2014:

1.

It appears that your company is a “shell company” as defined in Rule 405 of Regulation C. In this regard, we note that your company has had no or nominal operations and assets since inception in January 2014. Please revise the cover page of your prospectus to prominently disclose that you are considered a shell company and discuss under “Shares Eligible for Future Sale” the resale limitations imposed by Rule 144(i) due to your shell company status.

Response: Although we have nominal operations and assets, our business is based on the creation of a website. The website is being prepared at this moment and contracts are being negotiated to get companies interested in placing ads. We already have two contracts signed. Also, our director has the tract record to make the website successful since he had worked on several other private and governmental websites.

2.

Confirm through added disclosure, if true, that you do not believe that the company is a blank-check company because the company and its affiliates and promoters have no plans or intentions to engage in a merger or acquisition with an unidentified company or person or, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.

Response: We have disclosed that “The Company, its sole officer and director, any promoters, and any affiliates of these persons do not plan to be acquired or merge with another company or enter into a change of control or similar transaction. We are not a blank check company. Rule 419 of Regulation C under the Securities Act of 1933 defines a “blank check company” as a (i) development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, and (ii) is issuing a penny stock.  Accordingly, we do not believe that our Company may be classified as a “blank check company” because we intend to engage in a specific business plan and do not intend to engage in any merger or acquisition with an unidentified company or other entity.”

3.

Please revise to clarify that there is no minimum amount of common stock that must be sold by the company, and that the proceeds from the offering will not be placed in escrow but will be immediately available for use by the company. Clearly disclose that you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

-

 has not received enough proceeds from the offering to begin operations; and

-

 has no market for its shares.

Response: We revised to add “The offering does not require that we sell a minimum number of shares; therefore not all of the shares may be sold. The amount raised may be minimal and there is no assurance that we will be able to raise sufficient amount to cover our expenses and may not even cover the costs of the offering. Should we be successful in selling all of the shares offered, we will receive $90,000 in proceeds before expenses. Any funds received as a part of this offering will be immediately available to us for our use. We have not made any arrangements to place the proceeds from this offering in an escrow, trust or similar account.

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We may not receive enough proceeds from the offering to begin operations and investors may end up holding shares in a company that has no market for its shares.”

4.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

· Disclose that you are an emerging growth company;

· Describe how and when a company may lose emerging growth company status;

· Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

· State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response:  We have disclosed that “We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, which became law in April, 2012 and will be subject to reduced public company reporting requirements. See “Jumpstart Our Business Startups Act” specified herein.

We qualify as an "emerging growth company" under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

     -    have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

     -    comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

     -    submit certain executive compensation matters to shareholder advisory votes, such as "say-on-pay" and "say-on-frequency;" and

     -    disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive's compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an "emerging growth company" for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

We have irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act.”

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5.     Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  There was no written communication that we, or anyone authorized to do so on our behalf, presented to potential investors. There are no any research reports about as that are published or distributed and there are no any brokers or dealers that are participating or will participate in our offering.

6.

Please revise to include the page number where Risk Factor disclosure begins. Please see Item 501(b)(5) of Regulation S-K.

Response: We have revised to add the page number where Risk Factor disclosure begins inside the prospectus cover page “"RISK FACTORS" PAGES 8-12”.

7.

Your discussion of your business plan is highly abbreviated and therefore difficult for the reader to understand. Please revise to provide a fuller description. For example, clarify what is meant by “credit options,” explain more specifically what type of information will be available and which countries will be represented on your website. Throughout your discussion, carefully distinguish between current activities and future plans. State when you expect to have your website up and running. Disclose that the company has no employees, does not expect to hire any employees in the foreseeable future, and that Mr. Bukshpan will be devoting only about twenty-five hours per week to the business of the company.

Response:  We revised to change to the following: “We are a development stage company which intend to provide credit information options on all major banks located in Costa Rica, Canada, United States and other countries located in North, Central and South America,we intend to provide information on the different credit cards, lines of credit and other loans offered by the different banks of each country. At the moment, we are building the website concentrating only at the Costa Rican banks. However, we will be adding different banks from the United States in the near future. Additionally we plan to add the different banks from Canada and other countries in the American Continent. Being a development stage company, we have no revenues and have limited operating history. TOUCAN INTERACTIVE CORP. was incorporated in Nevada on January 28, 2014. Our principal executive office is located at Sabanilla de Montes de Oca, Urbanizacion Carmiol, Casa 254, San Jose, Costa Rica. Our phone number is 514 -448 - 4530. We intend to use the net proceeds from this offering to develop our business operations (See Description of Business” and “Use of Proceeds”). We intend to  be in the business of providing different credit options, from different banks, using one website: “www.needforcredit.com”.

The website is planned to be up and running sometimes in the second quarter, but the nature of our business will require continuous updates and add-ons of the different countries.

At the moment, Mr. Bukshpan is the only person working on the company. He is developing the website and is devoting approximately 25 hours per week on the project. Toucan corp. did not hire any employees and does not plan on hiring any employees in the near future. ”

8.

Please revise to clarify, where you discuss the duration of the offering that the board of directors consists solely of Mr. Bukshpan.

Response:  We have revised to clarify that “(iv) The board of directors consists solely of Mr. Bukshpan”

9.

Please delete the language in the introductory paragraph discussing unknown and immaterial risk factors. It is appropriate to assert that you have included all material risk factors that you are currently aware of. However, discussing the possibility of risks that currently appear immaterial but may become material at some later time is unnecessarily confusing.

Response:  We have revised to delete the following: “or any other risks not described below because they are currently unknown to us or we currently deem such risks as immaterial, but they later become material”

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10.   Revise to include a risk factor discussing the risk that because the company’s place of business and CEO are both located abroad, shareholders may have difficulty enforcing their rights against them. We note the disclosure to this effect on page 18.

Response:  We have revised to add the following risk factor: “FOREIGN OFFICERS AND DIRECTORS COULD RESULT IN DIFFICULTY ENFORCING RIGHTS.

The officer and director of the Company Mr. Bukshpan is located in Costa Rica and as such, investors may have difficulty in enforcing their legal rights under the United States securities laws.”

11.

We note that you reference “two of our four main sources of income,” but that you discuss advertisement contracts only. Please revise to disclose the other sources of income, and clarify that all four are anticipated sources of income at this point in the company’s development.

Response:  We have revised the whole paragraph to change it to: “We are highly dependent on a reliable website to attract advertisement contracts, two of our four main sources of income, other than the consultation services and the mobile apps revenues. If the connection is too slow or the information on the website is not updated on a regular basis, we might lose valuable customers due to their impatience. Since the company is still in a developmental stage, all these four sources of income are anticipated in the foreseeable future.”

12.

Please revise your risk factor heading to indicate the risk attendant upon the company from general economic conditions.

Response:  We have added the following risk factor: “THE PROLONGED DOWNTURN IN THE GLOBAL ECONOMY COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

The current global market and economic conditions are unprecedented and challenging, with recessions occurring in most major economies. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected businesses and consumer confidence and contributed to volatility of unprecedented levels. We cannot provide any assurance that our operations will not be materially and adversely affected by these conditions. If our operations are so affected, we may not be profitable and you could lose your investment in our shares.”

13.

Your pro forma net tangible book value per common share after offering does not appear to reflect $12,000 in estimated offering costs. Please revise or advise us.

Response:  we have revised to reflect the $12,000 in estimated offering costs in the pro forma net tangible book value per common share after offering.

14.

Revise the Description of Business section to provide a fuller and more complete description of your business plan. Revise the sections labelled The Website and Target Market to place them near the beginning of the Description of Business section. Explain more specifically what type of information will be available on the website regarding credit opportunities. For example, please explain whether you expect to provide information regarding interest rates. We note that banks do not necessarily make lending rates available on their own websites. Explain more clearly what type of demand you anticipate for credit opportunities over all the Americas. Do you foresee an interest by customers over a broad range of countries or do you expect that there will be primarily discrete markets for each country? With respect to online consultation, please explain where you expect to obtain more detailed information regarding lenders than is available on the internet.

We have revised to move the sections labelled The Website and Target Market to place them near the beginning of the description of business section.

We have also included the following: “The site will contain full information on the credit cards offered by banks in specific countries. After selecting the country, the user will be redirected to that country’s main page where he or she will find a list of more interesting offers by this country’s banks. Plus, we will be adding articles about banks, the process for a user to get his credit history and credit scores.

All the information regarding interest rates will be provided from official bank websites. If the banks do not provide information about rates, our website will provide the information about the credit card and we will include a note stating “to find out more about the interest rates, please contact the bank”. The bank’s contact information will be provided.

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Our website is created for people who are searching for interesting offers on the market. With our informative website, they will be able to find those special offers from the banks.

Each country’s credit system has specific rules and regulations. For example, in Canada, you will not be able to apply for a credit card without official residency or citizenship. For this reason, the website will be divided by countries. Since many Canadians and Americans are seeking residency in Central America, for example, they will be able to find, on our website, the different credit cards and bank information of the country they are inquiring about.

Finally, with respect to online consultation, we are not planning on hiring certified financial consultants, specialized in every country our website will provide information on. For that reason, online consultants will only be able to provide information about the credit cards and offers and other basic information such as: how to apply for your first credit card in that country, what is a credit card, how to use it, how to make payments, cash withdraws and how to  check your credit history. Since consultation will not be part of the business at the start of operation, the website will direct the users to the banks contact information for more details.”

16.

Please clarify whether or not either or both of the agreements are with related parties.

Response: None of the two  agreements are made with related parties.

17.

Disclose what type of company Kolobok Distribution Inc. is, and what type of advertising they would place on your website.

Response: We have disclosed that: “Kolobok Distribution Inc. is an advertising network that resembles Google AdSense. They are interested in placing their clients’ ads on our website for more visibility”.

18.

Please revise to clarify how it would impact your plan of operation if you are able to raise only 25% or 50% of the total proceeds of the offering.

Response:  We have revised to add:

“The following is the impact of raising only 50% of the total proceeds of the offering:

REGISTERING WEBSITE, PRINT ADVERTISING MATERILALS

Period: 1st to 3rd month: The budget for this period would be $6,000

The steps in this milestone are as follows:

1) Register domain and hosting for the website for 1 year. ($1,000)

2) Purchase office supplies such as laptop, printer and network equipment ($2,000)

3) Website development and search engine optimization ($3,000)

LAUNCH THE WEBSITE AND START PROMOTION

Period: 4th to 6th month: The budget for this period is $12,500

The steps in this milestone are as follows:

1) Launch the website and continue updating and entering data: $5,000

2) Promote and advertise the website on search engines and other internet services such as Google AdWords, Link Exchange and Facebook: $7,500

HIRE ONE SALES /PROMOTER PERSON

Period: 7th to 9th month: The budget for this period is: $15,000

The steps in this milestone are as follows:

1) Continue advertisement and marketing the website through Google and Facebook: $5,000

2) Hire a part-time representative and consultant to monitor the feedbacks and help improve the services $10,000

SET UP AN OFFICE IN COSTA RICA

Period: 10th to 12th month: The budget for this period is $7,000

1) Rent an office to expand the business by providing consultation services. ($2,500)

2) Set up all the furniture and supplies in that office ($4,500)

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And if we only raise 25%:

REGISTERING WEBSITE, PRINT ADVERTISING MATERILALS

Period: 1st to 3rd month: The budget for this period is $3,000

The steps in this milestone are as follows:

1) Register domain and hosting for the website for 1 year. ($1,000)

2) Purchase office supplies such as laptop, printer and network equipment ($0)

3) Website development and search engine optimization ($2,000)

LAUNCH THE WEBSITE AND START PROMOTION

Period: 4th to 6th month: The budget for this period is $6,250

The steps in this milestone are as follows:

1) Launch the website and continue updating and entering data: $1,250

2) Promote and advertise the website on search engines and other internet services such as Google AdWords, Link Exchange and Facebook: $5,000

HIRE ONE SALES /PROMOTER PERSON

Period: 7th to 9th month: The budget for this period is: $7,500

The steps in this milestone are as follows:

1) Continue advertisement and marketing the website through Google and Facebook: $5,000

2) Hire a part-time representative and consultant to monitor the feedbacks and help improve the services $2,500

SET UP AN OFFICE IN COSTA RICA

Period: 10th to 12th month: The budget for this period is $3,500

1) Rent an office to expand the business by providing consultation services. ($2,500)

2) Set up all the furniture and supplies in that office ($1,000)”

19.

We are uncertain how you determined that you will collect $5 from advertisers per click on your website, as you state you will in paragraph one on page 15. Please advise.

Response:  Although the $5.00 was an example of an amount that could be paid per click, we have revised to include: “Google AdSense pays anywhere from $0.30 to $3.00 per click. If we are able to sign a price of $5.00 per click, then we will consider that contract as “above average”. According to AdSense stats, in rare cases, Google AdSense pays up to $10.00 per click. Although the average is between $0.30 to $3.00 per click, a $5.00 per click is possible to obtain”.

20.

Please revise as necessary and confirm in your introductory paragraph that you have included the material terms of the agreements you describe, as opposed to some of the terms only.

Response:  We have revised to write that: “The material terms of the agreement”.

21.

You state that the website is under construction. However, your discussion of the agreement with the web developer on the previous page suggests that the work on the website has not begun and will not begin until funds are received in the offering to enable the payment of a 30% deposit. Please revise to clarify.

Response: We have revised to replace the statement: “our website is under construction” to “the website is in preparation for construction. The director is planning and finding the information that will be included in the website by our web designer”.

22.

When you say that no other website exists that provides “the same services,” please revise to disclose that there are websites that offer similar services, such as google.com’s webpage that compares a variety of credit cards available in the U.S. Discuss in detail how your business plan is different from such competitors.

Response:  We have revised to included: “Also, users can always surf the search engines such as google.com that will help them compare credit cards in the U.S., however, our website will differ from the competitors since we will be providing:

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1. Information on credit cards in all the Americas

2. Credit cards unique comparison system

3. Special information for people who are applying for their first credit card

4. Special advertising related to credit cards

5. High visibility on search engines by remaining in the top 20”.

23.

You state in your prospectus cover pages on page 3 that your independent registered public accountant has issued an audit opinion for the company that includes a statement expressing substantial doubt as to your ability to continue as a going concern, which appears appropriate given your financial position. You also discuss your auditors “going concern” opinion within your liquidity discussion on page 13. However, your auditors report does not appear to include an explanatory paragraph related to going concern. Please have your auditors revise their report or tell us how they considered AU 341 in evaluating whether there was substantial doubt about the company´s ability to continue as a going concern.

Response: Our auditor has revised and included an explanatory paragraph related to going concern in their report on the page F2: “The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, The Company is in the development stage, has not earned significant revenue, has suffered net losses and has had negative cash flows from operating activities for the period January 28, 2014 (Date of Inception) to February 28, 2014. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 3. The financial statements do not include any adjustments to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.”

This letter responds to all comments contained in your letter dated May 9, 2014.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct your further comments or questions you may have directly to us via email at:

Mikhail Bukshpan

toucancorp@gmail.com

1-514-448-4530

Thank you.

Sincerely,

/S/ Mikhail Bukshpan

Mikhail Bukshpan, President

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